

AGI LABORATORY
CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED
DECEMBER 31, 2020



By AGI Laboratory

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Table of Contents

Independent Accountant's Review Report

To Management of:

AGI Laboratory (Artificial General Intelligence, Inc.)

I have reviewed the accompanying consolidated financial statements of AGI, Inc. and subsidiary (collectively, the "Company"), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Philip Debaugh, CPA
Owings Mills, MD
August 24, 2021

AGI LABORATORY

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2020

ASSETS

Current Assets
Cash and cash equivalents	$	-
Accounts receivable, net		-
Inventory		-
Loans receivable – related party		-
Prepaid expenses and Other assets		-
TOTAL CURRENT ASSETS		-

PROPERTY AND EQUIPMENT
Property and equipment, net		-

OTHER ASSETS
Intangible assets, net (patents, software code etc.)		-
Deposit		-

TOTAL ASSETS	$	-

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable	-
Credit card payable	-
Warranty reserve	-
Accrued expenses	-
Sales tax payable	-
Deferred revenue	-
TOTAL CURRENT LIABILITIES	-
TOTAL LIABILITIES	-

SHAREHOLDERS' EQUITY
Common Stock, authorized 10,000,000 shares, 2,090,000 shares issued, no par value.	-
Common Stock, authorized 10,000,000 shares, Warrants issued, 32,153 shares issued, no par value.	-
TOTAL SHAREHOLDERS' EQUITY	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ -

See independent accountant's review report and accompanying notes to financial statements.

-3-

AGI LABORATORY

CONSOLIDATED INCOME STATEMENT

DECEMBER 31, 2020

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
Advertising and Marketing		-
Cloud Infrastructure		-
Legal / IP		-
Website Hosting		-
Microsoft Software		-
Paypal		-
Supplies		-
Publishing		-
TOTAL OPERATING EXPENSES		-
NET OPERATING LOSS	$	-
OTHER INCOME/(EXPENSE)		
Patreon		-
Eventbrite		-
PE Raise		-
TOTAL OTHER INCOME/(EXPENSE)		-
NET INCOME (LOSS)		
TOTAL COMPREHENSIVE LOSS	$	-

AGI LABORATORY

CONSOLIDATED STATEMENT OF EQUITY

DECEMBER 31, 2020

	Common Stock		Common Stock Warrants		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE JANUARY 1, 2020	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	2,000,000	-	32,153	-	-	-	$ -
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	-	$ -
ENDING BALANCE DECEMBER 31, 2020	2,000,000	$ -	32,153	$ -	$ -	$ -	$ -

AGI LABORATORY

CONSOLIDATED STATEMENT OF CASH FLOWS

DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	-
Adjustments to reconcile net income to net cash		-
provided by operating activities		
Depreciating expense		-
(Increase) decrease in assets		-
Accounts receivable		-
Inventory		-
Prepaid expenses and other current assets		-
Security deposit		-
Increase (decrease) in Liabilities		-
Accounts payable		-
Credit cards payable		-
Warranty reserve		-
Sales tax payable		-
Deferred revenue		-
Accrued expenses		-

CASH USED FOR OPERATING ACTIVITIES   -

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used for fixed assets   -

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common stock and warrants   -

Cash provided by investing activities   -

CASH AT BEGINNING OF YEAR   -

CASH AT PRESENT $ -

1. **Summary of Significant Accounting Policies**

    The Company
    The consolidated financial statements have been prepared to present the financial position and
    results of operations of the following related entities (collectively, the "Company"). The financial
    statement includes information from the beginning of this year (January 1rst, 2020) through December 31st,
    2020. Artificial General Intelligence Inc., also known as AGI Laboratory, was incorporated in the State of
    Wyoming on May 27th, 2016.

    Artificial General Intelligence Inc., the creator of the Independent Core Observer Model (ICOM) cognitive
    architecture and collective intelligence system known as Mediated Artificial Superintelligence (mASI), is
    positioned to revolutionize how groups of humans cooperate. Groups become "collectives" that can
    demonstrate greater levels of collective intelligence while also reducing cognitive bias and building a
    cumulative digital sum of knowledge and experience over time, complete with emotional context. As well
    as related technologies such as the N-Scale Graph Database.

    Artificial General Intelligence Inc, originally created May 27th, 2016, also known as AGI Laboratory is
    now headquartered Sheridan, WY.

    Fiscal Year
    The Company operates on a December 31st year-end.

    Principles of Consolidation and Basis of Accounting
    The consolidated financial statements include the account of Artificial General Intelligence Inc. (collectively,
    the "Company"). Uplift.bio is fully owned by Artificial General Intelligence Inc. The accompanying
    consolidated financial statements have been prepared on the accrual basis of accounting in accordance
    with accounting principles generally accepted in the United States ("GAAP") as determined by the
    Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant
    intercompany balance and transactions have been eliminated in the accompanying consolidated financial
    statements.

    Risks and Uncertainties
    We do not have an operating history and we have a relatively new business model in an emerging and
    rapidly evolving market.

    The Company was formed in May 2016 and accordingly, we do not have an operating history for you to
    evaluate in assessing our future prospects. Also, we are planning to derive nearly all of our revenues from
    licensing IP, Software as a service sale, and consulting all related to technologies developed through our
    research into artificial general intelligence-based systems, which is a relatively new and volatile market
    and may undergo rapid and dramatic changes in the coming years. You must consider our business and
    future prospects in light of the risks and difficulties we will encounter as an early-stage company in a new
    and rapidly evolving market. These risks may include our ability to do the following:

1.   <u>Summary of Significant Accounting Policies (continued)</u>

- build and maintain a strong base of paying users;
- maintain existing relationships and develop new relationships with business partners, distribution channels, third-party partners, and supporting organizations;
- ensure that our applications encourage continued use, leading to higher long-term customer value;
- generate significant revenues from partner relationships and direct to consumer sales;
- maintain and increase the "stickiness" of our application and sufficient active users each month;
- upgrade our services on a timely basis;
- successfully operate and manage our relationships and application;
- push the state of the art with AGI type system research;
- engagement SaaS clients with SaaS engagements;
- ability to communicate exactly what we do with AGI technology;
- deliver governance systems at scale;
- ability to be the exclusive vendor of functioning AGI cognitive architecture;
- ability to get DNN APIs working or license existing ones and develop, implement, scale, and maintain our hardware, application, infrastructure, and services.

Legal
The Company has recorded legal expenses. The legal expenses consist of patents, trademarks, copyrights, SEC filings, private equity round agreements, and related legal expenses.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company has thus far sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Wyoming.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short-term in nature or they are payable on demand.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company has recorded no revenue from the beginning of this statement as of January 1rst, 2020.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Equity-Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Equity**</u>

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have the authority to issue is ten million (10,000,000), consisting of two million (2,000,000) shares of Class A Common Stock and thirty-two thousand one hundred and fifty-three (32,153) Warrant shares of stock. As of December 31st, 2020, 2,032,153 shares have been issued and are outstanding.

Equity-Based Compensation
The equity-based compensation plan authorizes 500,000 stock options to be granted. During Period of 2020 to now the Company issued 32,153 options to key service providers. The remaining are available for future issuance. These options have grant amounts of 30 – 20000 shares with no expiration dates. These shares vest immediately.